Massachusetts Value Municipal Income Trust (VMV)

	An Annual Meeting of Shareholders of the Fund was held on June 27, 2001, where shareholders voted on the election of trustees. With regards to the election of Wayne Whalen as elected trustee by the common shareholders of the Fund 2,445,450 shares voted in his favor and 21,261 shares withheld.
With regards to the election of Rod Dammeyer as elected trustee by the preferred shareholders of the Fund 788 voted in his favor and 0 shares withheld. The other trustees whose terms did not expire in 2001 were: David Arch, Howard J Kerr, Richard F. Powers III, Theodore A. Myers, Hugo F. Sonnenschein.